QuickLinks -- Click here to rapidly navigate through this document

List of Subsidiaries

Exhibit 21.1

        The following is a list of the subsidiaries of BankUnited, Inc. as of December 31, 2011, including the name of each subsidiary and its jurisdiction of incorporation:

1.	BankUnited	USA
2.	BankUnited Investment Services, Inc.	Florida
3.	Bay Holdings, Inc.	Florida
4.	BU Delaware, Inc.	Delaware
5.	CRE Properties, Inc.	Florida
6.	Pinnacle Public Finance, Inc.	Delaware
7.	T&D Properties of South Florida, Inc.	Florida
8.	United Capital Business Lending, Inc.	Delaware
9.	Herald National Bank	USA

QuickLinks

List of Subsidiaries
  Exhibit 21.1